# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RCI HOSPITALITY HOLDINGS, INC., CIK 0000935419
CUSIP: 74934Q108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10737 Cutten Road, Houston, Texas (TX), 77066
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-24-001145
Filed by CIK 0001536006

## Reporting persons
- Progeny 3, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); sole voting power 408,605; shared voting power 0; sole dispositive power 408,605; shared dispositive power 0; aggregate amount beneficially owned 408,605 (4.7% of the class)
- Jon Hemingway: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 408,605; shared voting power 0; sole dispositive power 408,605; shared dispositive power 0; aggregate amount beneficially owned 408,605 (4.7% of the class)

## Item 1. Issuer
Name of issuer: RCI HOSPITALITY HOLDINGS, INC.
Address of issuer's principal executive offices: 10737 Cutten Road, Houston, Texas, 77066

## Item 2. Person Filing
Name of person filing: Progeny 3, Inc. and Jon Hemingway
Address of principal business office or, if none, residence: 5209 Lake Washington Blvd NE, Suite 200, Kirkland, WA 98033
Citizenship: Progeny 3, Inc. is organized under the laws of the State of Washington and Hemingway is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Progeny 3, Inc.: /s/ Christopher Hemingway, Christopher Hemingway/Co-CIO (08/14/2025)
- Jon Hemingway: /s/ Christopher Hemingway, Christopher Hemingway/Attorney-in-Fact (08/14/2025)